For Immediate Release
Flamel Technologies Announces Medusa® License Agreement with
Wyeth Pharmaceuticals
Lyon, France — September 12th, 2007 — Flamel Technologies (Nasdaq: FLML) announced today that it has entered into a development and license agreement with Wyeth Pharmaceuticals, a division of Wyeth (NYSE: WYE). The agreement is for the development and licensing of a marketed protein to be delivered using Flamel’s Medusa technology. Flamel will receive an upfront payment and potential development fees, milestones and royalty payments, the terms of which are not disclosed.
     “We are pleased to announce this license agreement with Wyeth Pharmaceuticals,” said Stephen H. Willard, Flamel’s Chief Executive Officer. “As with the four previous Medusa relationships that we have entered into this year, this agreement concerns our new uniform polymer which is applicable to a wide variety of proteins and peptides. This new relationship contributes to our goal of building a diverse set of relationships for our Medusa platform, which we expect will continue to grow. We are pleased that Wyeth has chosen to license our Medusa technology and are looking forward to working in the development of this exciting opportunity.”
     Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Flamel’s Medusa technology is designed to deliver controlled-release formulations of therapeutic proteins and peptides and other molecules, without reduction in bioactivity. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs; it is the intellectual platform licensed by GlaxoSmithKline for COREG CR®.
Contact:

Michel Finance, Chief Financial Officer
Tel:	(011) (33) 4-7278- 3434
Fax:	(011) (33) 4-7278-3435
Finance@flamel.com

Charles Marlio, Director of Strategic Planning and Investor Relations
FRANCE:	(011) 33-4-72-78-34-34
US	(1) (202) 862-8400
Fax:	202-862-3933
Marlio@flamel.com
This document contains a number of matters, particularly as related to financial projections and the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.
These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances.
These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2006.